                      Filed by CPB Inc.
                      Pursuant to Rule 425 of the Securities Act
                      of 1933, as amended, and deemed filed
                      pursuant to Rule 14d-2 and Rule 14a-12
                      under the Securities Exchange Act of
                      1934, as amended
                      Subject Company: CB Bancshares, Inc.
                      Commission File No. 0-12396

The following is a memorandum distributed to employees of CPB Inc. on April 24, 2003.

April 24, 2003

To:        All Employees
From:    Clint

        Our initiative to merge with City Bank has been proceeding smoothly and our conviction remains strong to a transaction that will yield significant benefits to the employees, customers, shareholders and community of Hawaii. As I have stated before, the decision to publicly announce our offer to City Bank was a necessary step to ensure that the shareholders of both companies are able to make a fully informed decision. And, we will continue to pursue this objective, as this is the responsible thing to do. The turnout at our employees meeting on April 16 was outstanding and we appreciate your support.

        A lot has happened in the last week, and we wanted to give you a quick update on our activities.

  •
  April 16—Press Conference
  Prior to the employee meeting, a press conference was held announcing the merger proposal. Our announcement received extensive coverage in the newspapers, television and radio. And the news coverage has continued nearly every day.

  •
  April 16—Customer Contact
  Beginning on the day of the announcement, our sales and customer service teams have been contacting customers to inform them about the proposal. Response has been very positive and we have received a lot of encouragement and supportive comments.

  •
  April 21—Advertising
  To help inform the community about our offer, a full-page ad ran in the Honolulu Advertiser and Honolulu Star-Bulletin and will continue through the end of this week. The ad was an open letter to the community from our board of directors. If you missed it, the ad is also posted on our website.

  •
  April 22—CPB Annual Shareholder Meeting
  Our annual shareholder meeting attracted nearly 100 attendees. The name change of our holding company from CPB Inc. to Central Pacific Financial Corp. was approved. Immediately following the formal meeting, we made a special presentation about the merger proposal and our guests were treated to a visit from Alex, our loyalty officer. The proposed merger was very well received.

  •
  April 22—East Coast Investor Presentations
  Interest by the investment community has been very high. So Neal Kanda and I took a red-eye flight to meet with investors and investment managers in New York and Boston to discuss our proposal.

        All of the informational material about the proposal, including presentations, news releases and advertising, has been posted on our web site. So please feel free to access and review the material.

        Again, thank you for your support and your unwavering loyalty to our customers and community. If you have any questions related to the merger, please contact your immediate supervisor or refer to our web site—cpbi.com—for periodic updates.

Clint

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. ("CPB") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPB's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (<http://www.sec.gov> http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC's Internet web site at (www.sec.gov). The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPB, its directors and executive officers and certain other persons may be deemed to be "participants" if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB's preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB's 2003 Annual Meeting of Shareholders.